Exhibit 1(h)


Minutes of the Extraordinary General Meeting of ASE TEST LIMITED held at Phase 4, Bayan Lepas Free Trade Zone,

11900 Penang, Malaysia, on Thursday, the 14th day of October 1999 at 10:00 a.m.

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PRESENT:        See Attendance Sheet


1.   CHAIRMAN

     RESOLVED THAT Mr. David Hsiang be appointed Chairman for the purpose of this Meeting.

2.   ORDINARY RESOLUTION

     AUTHORITY TO ALLOT AND ISSUE ADDITIONAL SHARES

     RESOLVED THAT pursuant to the provisions of Section 161 of the Companies Act, Chapter 50, but subject otherwise to the provisions of that Act and the Articles of Association of the Company, in connection with the issuance by ASE Test Finance Limited (the "Issuer"), a wholly-owned subsidiary of the Company, of US$160,000,000 1% Guaranteed Convertible Notes due 2004 (the "Notes"), which Notes are convertible pursuant to their terms and conditions at any time on or after 29th December, 1999 to and including 1st July, 2004 at the option of the holder(s) thereof and on conversion of the Notes, the holder(s) thereof may receive (a) fully paid-up ordinary shares of par value US$0.25 each ("Shares") in the capital of the Company at an initial conversion price of US$24.75 (as adjusted from time to time) and (b) where applicable, a cash adjustment in lieu of fractional Shares to which the holder(s) thereof may be entitled, the Directors be and are hereby authorised:-

     (a) to allot and issue the Shares, in accordance with the terms and subject to the conditions of the indenture (the "Indenture") dated as of 29th June, 1999 made among the Issuer, the Company and The Bank of New York, credited as fully paid-up, to the holders of the Notes (or any of them) upon the conversion of the Notes at any time after 29th December, 1999 and on or before 1st July, 2004, subject to and otherwise in accordance with the terms and conditions of the Notes and the Indenture and notwithstanding the Shares may be allotted and issued after the conclusion of the next Annual General Meeting or the expiration of the period within which the next Annual General Meeting is required by law to be held; and

     (b) to take such steps and exercise such discretion as the Directors may from time to time deem fit in connection with all or any of the above matters.

2.   SPECIAL RESOLUTION

     AMENDMENTS TO ARTICLES OF ASSOCIATION.

     RESOLVED THAT the Articles of Association of the Company be altered in the following manner:-

     (i)  by adding the following before Article 89 as Article 89A:-

          "Notwithstanding anything to the contrary in these Articles, for so long as each of J & R Holding Ltd, a corporation incorporated in Bermuda and having its registered office at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda and ASE Holdings Ltd, a corporation incorporated in Bermuda and having its registered office at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda are registered as the holders of at least one percentum (1%) of the issued and paid up capital of the Company for the time being, each of J & R Holding Ltd and ASE Holdings Ltd shall be entitled to appoint one Director and to remove and replace any person so appointed. Notwithstanding anything to the contrary in these Articles, any person appointed as a Director pursuant to this Article 89A shall not be subject to the provisions of these Articles relating to retirement or re-election."

     (ii) by deleting Article 89 in toto and substituting therefor the following as new Article 89:-

          "Subject to the provisions of Section 145 of the Act and as provided in Article 90, at the conclusion of the Annual General Meeting convened in 2002 and at the conclusion of every third Annual General Meeting thereafter, all of the Directors for the time being (save for the Directors appointed by J & R Holding Ltd and ASE Holdings Ltd pursuant to Article 89A above) shall retire from office. A retiring Director shall be eligible for re-election and if re-elected shall be deemed to have been re-elected contemporaneously with his retirement."

3.   TERMINATION

     There being no further business, the Meeting terminated with a vote of thanks to the Chairman.


                                           ------------------------------------
                                           CHAIRMAN

                                ASE TEST LIMITED
                         EXTRAORDINARY GENERAL MEETING
                           10.00 A.M. 14 OCTOBER 1999
                                ATTENDANCE LIST

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                   NAME                                        SIGNATURE
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DAVID HSIANG                                               /s/ David Hsiang
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L.H. CHOONG - Proxy for J&R Holding Limited                /s/ L.H. Choong
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S.L. TAY - Proxy for ASE Holding Limited                   /s/ S.L. Tay
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